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Follow-Up Materials

03003635

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME American Manor Enterprises Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

FILE NO. 82- 4158 FISCAL YEAR 7-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/5/03

82-4158

AR/S
7-31-02

ANNUAL REPORT 2002

American Manor Enterprises Inc.

CORPORATE PROFILE

American Manor Enterprises Inc. began trading on August 10, 2000 as the new name and share structure of former American Manor Corp. On August 10, 2000, the shares of American Manor Corp. were consolidated on a one new share for two old shares and the name changed to American Manor Enterprises Inc. (CDNX- symbol AMN).

American Manor Enterprises Inc. has interests in various Oil & Gas properties in Trinidad, Western Canada and Montana. In addition to Oil & Gas interests, the Company continues to evaluate Canadian and International projects that may fit with managements guidelines for advancing the Company.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of Shea Nerland Calnan, 1900 715-5th Avenue Southwest, Calgary, Alberta on January 3, 2003 at 10:00 A. M Mountain Time.

REPORT TO SHAREHOLDERS

In the past year the proposed ETE GlobalServices transaction was terminated. Due diligence requirements that both management and regulatory bodies required for completion of the transaction were not provided by ETE GlobalServices nor was a satisfactory business plan or acceptable financial statements.

In February 2002 American Manor signed a letter of intent with Moonsie Oil & Gas of Trinidad for the participation in a low risk infill drilling program. The definitive and operating agreement was finalized September 9, 2002 An Environmental Impact Study (EIS) is required prior to starting a drilling program in Trinidad. This study has been commissioned and is well under way.

The Company also signed a Letter of Intent with Jasmine Oil & Gas of Trinidad to obtain an 80 % interest in an Oil & Gas lease. Details on finalizing the agreement and work program are under way. Further projects are being evaluated in Trinidad.

American Manor Enterprises Inc. is also interested in and is participating in several low risk Oil & Gas opportunities that have been brought to the Company that are in Western Canada.

The year 2003 should see the Company initiate its' drilling program on the Moonsie Project in Trinidad and participation in a drilling program in Western Canada.

We would like to thank our shareholders for their patience during this past period, as we look forward to a more positive future in 2003.

William A. MacPherson, President
On behalf of the Board of Directors

PALO SECO, BLOCK 4, TRINIDAD

The Company has signed an agreement with Moonsie Oil & Gas of Trinidad to participate in a drilling program on the 1000 acre Palo Seco, Block 4 lease. American Manor will pay 100% of the drilling and development costs to earn a 75% interest after payout. Moonsie Oil & Gas currently operate a number of wells on the lease. There are eleven development drilling locations available on the property. An Environmental Impact Study is currently being done on the property. Once this report is complete and government approval obtained the Company plans to start with a two well drilling program.

JASMIN BLOCK, TRINIDAD

The Company has signed a letter of intent with Jasmin Oil & Gas of Trinidad to participate in a drilling program on the 1350 acre Jasmin Block Lease. American Manor will pay 100% of the drilling and development costs to earn 80% after payout. Work is under way to complete an operating agreement between American Manor and Jasmin Oil & Gas. An Environmental Impact study will need to be completed prior to obtaining a drilling license from the government of Trinidad. Current plans are to complete the two well program on the Palo Seco project prior to starting a work program on the Jasmine Block.

WEMBLEY PROSPECT, ALBERTA

American Manor Interest

Sections 19,20,29,30 Twp 72-08 W6M 2.5% royalty
Sections 33 Twp 72-08 W6M 2.5% royalty
Sections 05, 06 Twp 73-08 W6M 2.5% royalty
American Manor has retained a 2.5% royalty in the deep Oil & Gas rights on the Wembley lands.

MONTANA/ SASKATCHEWAN

American Manor Enterprises is continuing legal proceedings against its partner on these projects. All work on these projects is at a standstill while this litigation is resolved. This litigation centers around a participation agreement between the Company and Antelope Oil & Gas Ltd. And the terms of which have been breached regarding monies spent without adequate notice or support. Additionally, the Company continues to try to secure technical data on the performance of the gas well that had been drilled in Montana. In Montana American Manor has a 37.5% working interest in approximately 22,000 acres of Oil & Gas leases. In Saskatchewan the Company has earned the right to drill up to nine wells on the property that it and its partner control.

MINERAL PROPERTIES

SANTA RITA GOLD CONCESSION, PANAMA

American Manor Enterprises through its wholly owned subsidiary Cuca Corp. holds a 100% interest, in a 2500 ha mineral concession, in the Colon area of the Republic of Panama.

WHITE CLOUD, WHITE QUEEN CLAIMS, UTAH

American Manor holds a 4,000,000 ton resource of Aragonite under unpatented claims in Juab County, Utah. Aragonite is an industrial mineral that is used in landscaping and decorative applications.

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEET
AS AT JULY 31, 2002

	2002 $	2001 $
ASSETS		
CURRENT		
Cash	113,347	40,493
Investment in marketable securities (Note 3)	47,023	191,691
Accounts receivable	-	20,174
GST recoverable	2,203	5,095
Prepaid expenses	1,404	-
Loan receivable (Note 4)	275,000	-
	438,977	257,453
INVESTMENT IN OIL AND GAS PROPERTIES (Note 5)	225,001	300,001
MINERAL PROPERTIES (Note 6)	225,317	350,803
DEFERRED EXPLORATION EXPENDITURES (Note 6)	-	424,197
EQUIPMENT, net of accumulated amortization of $20,838 (2001-$18,284)	10,548	7,567
LONG TERM INVESTMENT, at cost (Note 7) (Quoted market value - $410,000)	100,000	-
	999,843	1,340,021
LIABILITIES		
CURRENT		
Accounts payable	45,675	68,654
LOAN PAYABLE (Note 7)	491,638	-
DEFERRED GOVERNMENT ASSISTANCE	16,230	16,230
MINORITY INTEREST	858	858
PREFERRED SHARES (Note 5(c))	1	1
	554,402	85,743
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 9)	16,221,531	16,221,531
WARRANTS TO BE ISSUED (Note 10)	24,869	-
(DEFICIT)	(15,800,959)	(14,967,253)
	445,441	1,254,278
	999,843	1,340,021

APPROVED ON BEHALF OF THE BOARD:

_______________, Director

_______________, Director

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
AS AT JULY 31, 2002

	2002 $	2001 $
ADMINISTRATIVE EXPENSES		
Investor relations	95,072	64,236
Salaries and benefits	50,400	34,992
Shareholders' expense	18,345	17,404
Interest on long term debt	16,507	-
Accounting and auditing fees	16,400	23,262
Legal fees	11,090	6,118
Occupancy Costs	9,643	9,453
Loss (gain) on foreign exchange	8,923	(1,619)
Travel	8,042	3,851
Telephone	5,980	6,236
Office and general	5,227	6,858
Stock exchange fees	4,597	2,500
Bank charges and interest	1,505	4,122
Amortization	2,554	2,268
Administrative expenses before the undernoted	254,285	179,681
Add/(Deduct):		
Write down of mineral properties (Note 6)	549,999	2,407,877
Write down of marketable securities	15,020	41,167
Provision for impairment of loans receivable (recovery)	20,648	(4,800)
Write down of oil and gas properties	50,188	1,153,594
(Gain) on sale of marketable securities	(51,912)	(46,966)
Interest income	(4,522)	(529)
	579,421	3,550,343
NET LOSS for the year	833,706	3,730,024
DEFICIT, beginning of year	14,967,253	11,237,229
DEFICIT, end of year	15,800,959	14,967,253
NET (LOSS) PER SHARE - Basic (Notes 9 &13)	(0.14)	(0.65)

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE YEAR ENDED JULY 31, 2002

	2002 $	2001 $
BALANCE, beginning of year	424,187	2,526,536
Expenses (write down) incurred during the year		
United States property	-	305
Write down - Panama property	(424,187)	(2,102,644)
	(424,187)	(2,102,339)
BALANCE, end of year	-	**424,197**

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
AS AT JULY 31, 2002

	2002 $	2001 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the year	(833,706)	(3,730,024)
Adjustments for:		
Write down of mineral properties	549,999	2,407,877
Write down of oil and gas properties	75,000	1,153,594
Amortization	2,554	2,268
Write down of marketable securities	15,020	41,167
(Gain) on sale of marketable securities	(51,912)	(46,966)
	(243,045)	(172,084)
Changes in non-cash working capital balances:		
Decrease in GST recoverable	2,892	1,364
Decrease in accounts receivable	20,174	16,318
(Increase) in loans receivable	(275,000)	-
(Increase) decrease in prepaid expenses	(1,404)	850
(Decrease) in accounts payable and accrued liabilities	(22,979)	(5,567)
	(276,317	12,965
Cash flows from operating activities	(519,362)	(159,119)
CASH FLOWS FROM FINANCING ACTIVITIES		
Warrants to be issued	24,869	-
Decrease in loan from broker	-	(15,855)
Increase in loan payable	491,638	-
Cash flows from financing activities	516,507	(15,855)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	-	(415,571)
Proceeds on sale of marketable securities	181,559	515,676
Purchase of equipment	(5,534)	-
(Increase) in deferred exploration expenditures	-	(305)
(Increase) in mineral properties	(316)	-
(Increase) in long-term investment	(100,000)	-
Cash flows from investing activities	75,709	99,800
Increase (decrease) in cash	72,854	(75,174)
Cash, beginning of year	40,493	115,667
Cash, end of year	113,347	40,493
SUPPLEMENTAL INFORMATION		
Interest paid in the year	-	-
Income taxes paid in the year	-	-

1. NATURE OF OPERATIONS

American Manor Enterprises Inc. (formerly American Manor Corp.) (the "Company") is engaged in the search, evaluation and development of precious metal, oil and gas and other resources on a global basis. Since much of the Company's assets are located outside of Canada, these assets are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

There has been no determination whether the Company's interest in mineral and oil and gas properties held for exploration contain reserves which are economically recoverable.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, Virginia Gold Inc. (99.7% owned), American Manor (Trinidad) Enterprises Limited (100% owned) and Cuca Corporation (100% owned).

Interest in Mineral Properties:

The exploration activities of the Company are directed towards the search, evaluation and development of mineral properties. Major expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The recoverability of valuations assigned to mineral properties is dependent upon discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Management reviews the carrying value of the Company's interest in each property and, where necessary, these properties are written down to their estimated recoverable amount. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management's estimates of recoverable amounts and the need for, as well as the amount of, possible mineral property impairment write downs.

The cost of mineral properties and related exploration costs are deferred until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the properties following commencement of production or written off if the properties are sold or allowed to lapse. The Company does not accrue the future costs to keep the properties in good standing. Administrative expenditures are charged to operations as incurred.

Interest in Oil and Gas Properties:

The Company follows the full cost method of accounting for oil and gas properties whereby all exploration, development and acquisition costs incurred for the purpose of finding oil and gas reserves are capitalized. Management reviews the carrying value of the Company's interest in each unproven oil and gas property and where necessary, these properties are written down to their estimated recoverable amount. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management estimates of recoverable amounts and the need for as well as the amount of possible investment impairment write down.

Equipment and Amortization:

Equipment is stated at acquisition cost. Amortization is provided on the diminishing-balance basis at the following annual rates:

Equipment	20%
Computer	30%

Income Taxes:

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Loss Per Share:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants for the calculation of earnings per share. Basic per share amounts are calculated using the weighted number of shares outstanding for the period. Under this standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.

Stock-based Compensation Plan:

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

AMERICAN MANOR ENTERPRISES INC.
17 PRINCE STREET
DARTMOUTH, NOVA SCOTIA
B2Y 4L3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT an Annual Meeting (the "Meeting") of the holders of common shares of American Manor Enterprises Inc.. (The "Corporation") will be held at the offices of Shea Nerland Calnan,1900715-5th Avenue Southwest, Calgary, Alberta, on January 3, 2003 at 10:00 a.m. (Mountain time) for the following purposes:

1. Receiving and considering the financial statements of the Corporation for the financial year ended July 31, 2002 and the report of the auditors thereon,

2. Fixing the number of, and electing directors of the Corporation for the ensuing year;

3. Appointing auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration;

4. Transacting such other business as may properly come before the Meeting..

Information relating to items 1 to 4 above is set forth in the accompanying Information Circular of the Corporation dated December 3,2002.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. A form of instrument of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. Shareholders who are unable to attend the meeting are requested to date, sign and return the enclosed proxy to the Corporation at 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4L3, Attention Corporate Secretary in the enclosed self addressed envelope. In order to be valid, proxies must be received by the Corporation on or before the second last business day preceding the date of the Meeting or an adjournment thereof. Only Shareholders of record as of December 3, 2002, the record date, are entitled to notice of the Meeting.

DATED at Dartmouth, Nova Scotia, this 3rd day of December, 2002

BY ORDER OF THE BOARD OF DIRECTORS

William A. MacPherson, P.Eng., President

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
AS AT

	October 31, 2002 $	July 31, 2001 $
ASSETS		
CURRENT		
Cash	54,126	113,347
Investment in marketable securities	47,023	47,023
GST recoverable	3,482	2,203
Prepaid expenses	1,404	1,404
Loan receivable	275,000	275,000
	381,035	438,977
INVESTMENT IN OIL AND GAS PROPERTIES	225,001	225,001
MINERAL PROPERTIES	225,641	225,317
EQUIPMENT, net of accumulated amortization of $21,445 (2001 - $20,838)	9,941	10,548
LONG-TERM INVESTMENT, at cost (Quoted market value - $580,000)	100,000	100,000
	941,618	999,843
LIABILITIES		
CURRENT		
Accounts payable	43,100	45,675
LOAN PAYABLE (Note 2)	504,565	491,638
DEFERRED GOVERNMENT ASSISTANCE	16,230	16,230
MINORITY INTEREST	858	858
PREFERRED SHARES (Note 3)	1	1
	564,754	554,402
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 3)	16,221,531	16,221,531
WARRANTS TO BE ISSUED (Note 4)	24,869	24,869
(DEFICIT)	(15,869,536)	(15,800,959)
	376,864	445,441
	941,618	999,843

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE

	Three Months Ended October 31, 2002 $	Three Months Ended October 31, 2001 $
ADMINISTRATIVE EXPENSES		
Consulting fees	22,642	8,748
Interest on long-term debt	12,927	-
Public relations	12,450	12,480
Office and general	5,980	3,953
Professional fees	5,300	2,900
Occupancy costs	2,343	279
Telephone	1,830	921
Insurance	1,823	270
Shareholders' expenses	1,402	455
Travel	928	1,591
Loss (gain) on foreign exchange	175	(3,134)
Interest and bank charges	170	171
Amortization	607	431
	68,577	29,065
Loss before the undernoted	-	(29,065)
Gain on sale of marketable securities	-	13,592
Interest income	-	90
Write down of marketable securities	-	(4,500)
NET LOSS FOR THE PERIOD	(68,577)	(19,883)
Deficit, beginning of period	(15,800,959)	(14,967,253)
Deficit, end of period	(15,869,536)	(14,987,136)
(LOSS) PER COMMON SHARE - Basic (Note 6)	(0.01)	(0.00)

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES

FOR THE

	Three Months Ended October 31, 2002 $	Three Months Ended October 31, 2001 $
Balance, beginning of period	-	424,197
Expenses incurred during the period	-	-
Balance, end of period	-	424,197

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE

	Three Months Ended October 31, 2002 $	Three Months Ended October 31, 2001 $
CASH FLOWS (USED IN) OPERATING ACTIVITIES		
Net (loss) for the period	(68,577)	(19,883)
Adjustments for:		
(Gain) on sale of marketable securities	-	(13,592)
Write down of marketable securities	-	4,500
Amortization	607	431
	(67,970)	(28,544)
Changes in non-cash working capital balances:		
(Increase) in accounts receivable	-	(740)
(Increase) in GST recoverable	(1,279)	(860)
(Decrease) in accounts payable and accrued liabilities	(2,575)	(20,156)
	(3,854)	(21,756)
Cash flows (used in) operating activities	71,824	(50,300)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in loan payable	12,927	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in mineral properties	(324)	(317)
Proceeds on sale of marketable securities	-	27,607
	(324)	27,290
(Decrease) in cash	(59,221)	(23,010)
Cash, beginning of period	113,347	40,493
Cash, end of period	54,126	17,483
SUPPLEMENTAL INFORMATION		
Interest paid in the period	-	-
Income taxes paid in the period	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2002

1. **BASIS OF PRESENTATION**
The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended October 31, 2002 are not necessarily indicative of the results that may be expected for the full year ended July 31, 2003. For further information, see the Company s consolidated financial statements including the notes thereto for the year ended July 31, 2002.

2. **LOAN PAYABLE**
Pursuant to a loan agreement dated April 2, 2002, the Company borrowed $500,000 from Boulder Ridge Ltd. The loan bears interest at 8% per annum and is due April 5, 2004. In addition, the lender is entitled to receive 250,000 common share purchase warrants (see Note 4). The loan was originally valued at $475,131 with the balance of the amount $24,869 being allocated to the warrants. The loan is secured by 1,000,000 common shares of Rally EnergyCorp. which have a cost of $100,000 (quoted market value $530,000 as at October 31, 2002).

3. CAPITAL STOCK

The capital stock is as follows:

Authorized	
Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share	
Unlimited common shares	
Issued	
5,766,149 Common shares	$ 16,221,531
1,500,000 Preferred shares	$ 1

4. WARRANTS TO BE ISSUED

The Company, pursuant to a loan agreement (see Note 2), is to issue 250,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company on or before April 5, 2004 at a price not to exceed $0.43. The transaction is subject to regulatory approval.

5. STOCK OPTIONS

The Board of Directors of the Company has adopted a stock option plan for the Company. Pursuant to the plan, the board of directors of the Company may allocate common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan should not exceed 10% of the issued and outstanding capital of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option activity for the period ended October 31, 2002 is summarized as follows:

	Common Shares	Weighted Average Exercise Price
	#	$
Balance, July 31, 2001	550,000	0.25
Balance, October 31, 2002	550,000	0.25

The following is a summary of common share purchase options outstanding as at October 31, 2002:

Range of Prices	Common Shares	Average Remaining Life	Weighted Average Exercise Price
$	#	(Years)	$
0.25	525,000	2.2	0.25
0.30	25,000	2.4	0.30
	550,000	2.2	0.25

6. LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

7. SUBSEQUENT EVENT

The Company anticipates completing a non-brokered private placement of a maximum of 2,005,000 units for total proceeds of $701,750. Each unit will consist of a common share priced at $0.35 and one common share purchase warrant which will entitle the holder to purchase a common share at $0.50 for a period of two years from the close of the private placement.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Stock-based Compensation Plan (Continued):

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

Foreign Currency Translation:

Accounts in foreign currencies have been translated into Canadian dollars using the "temporal" method. Under this method, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets have been translated at the historical rate of exchange prevailing at the date of acquisition. Expenses have been translated at the average rate of exchange during the period. Realized and unrealized foreign exchange gains and losses are included in operations.

Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the related reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

3. INVESTMENT IN MARKETABLE SECURITIES

The marketable securities are carried at the lower of cost and quoted market value. The approximate quoted market value of the securities at year end is $105,000.

4. LOAN RECEIVABLE

Pursuant to a loan agreement with a third party dated July 2, 2002 which was subsequently amended September 30, 2002 and November 2, 2002, the Company loaned the third party $275,000. The loan is due November 30, 2002 and is secured by 500,000 common shares of Rally Energy Inc., which are being held by the Company. As at July 31, 2002, the quoted market value of the 500,000 common shares of Rally Energy Inc. was $205,000. The Company is also in the process of acquiring additional security on the loan in the form of a mortgage on certain assets controlled by the third party. The loan bears interest at 15% and any late payment is also subject to interest at 15% until paid in full.

The third party has also granted the Company an option to acquire an additional 100,000 Rally Energy Inc. common shares at $0.50 on or before April 30, 2003.

5. OIL AND GAS PROPERTIES - UNPROVEN

	2002 Carrying Costs	2001 Carrying Costs
	$	$
(a) Montana Oil and Gas Project	150,000	150,000
(b) Wembley Alberta Oil and Gas Project	75,000	150,000
(C) Northern Alberta Oil and Gas Project	1	1
	225,001	300,001

(a) On June 24, 1997, the Company entered into an agreement to participate in the exploration and development of oil and gas properties in Canada and the United States. The Company is responsible for 75% of all of the actual costs associated with the acquisition, exploration, development and production of these properties. The Company will be entitled to 37.5% interest in each well upon payment in full of its share of the costs of that well. Prior to the commencement of any work, the Company was required to deposit 50% of its share of the estimated costs (paid) associated with the acquisition, exploration, development and production of these properties. In fiscal 2001, the property was written down to its estimated recoverable amount. The agreement is currently being contested by the grantor. See Note 8.

(b) The Company has a 2.5% royalty interest in 4,800 acres in the Wembley area of North West Alberta. The Company acquired this interest by participating in drilling costs in the above-noted property. In fiscal 2002, the property was further written down to its estimated recoverable amount.

(c) he Company has purchased an 80% interest in the Enchant Play and a 75% interest in the Alberta Hawk/Nina Play. Consideration for the purchase was $1.00 plus the issuance of 1,500,000 preferred shares of the Company. The preferred shares have a redemption value of $1 per share and are redeemable for a period of 10 years. Failing redemption within the 10-year period, the Company will return to the vendor the interest and the preference shares will be cancelled.

The vendor may cause the Company to redeem the preference shares based on the following formula:

The vendor will receive as redemption proceeds 25% of the oil and gas revenues less royalties and a 15% allowance for operating costs after 50% of the drilling costs have been repaid to the Company over a two-year period.

The preference shares will be held by the vendor until the full $1,500,000 is paid, at which time they will be returned to the Company. The vendor will retain a 10% GOR interest in the Enchant Play and a 5% GOR interest in the Alberta Hawk/Nina Play and has the option to convert the 5% GOR to a 12.5% working interest after payout.

In 2001, the Company relinquished its interest in the Enchant Play and consequently has written off all related expenditures and plans to cancel the preferred shares in 2003.

6. MINERAL PROPERTIES

Area of Interest	Claims	Acquisition Costs (Net) $	Deferred Exploration Expenditures Net $	Write Down/ Disposal of Acquisition Costs and Deferred Exploration Expenditures $	2002 Total $	2000 Total $
CANADA						
Virginia Property, Newfoundland	20	50,000	-	(50,000)	-	50,000
UNITED STATES						
White Queen, Utah	1	150,158	-	-	150,158	150,000
White Cloud, Utah	1	75,158	-	-	75,158	75,000
PANAMA						
Santa Rita Concession		75,803	424,197	(499,999)	1	500,000
		351,119	424,197	(549,999)	225,317	775,000

Panama Project

Pursuant to an agreement dated December 1, 1995 the Company acquired a 100% interest in the Santa Rita Concession located in the Province of Colón, Republic of Panama for total consideration of 250,000 common shares (issued). The vendor has retained a 1% net smelter royalty. The Company has the right to acquire the 1% royalty from the vendor upon payment of U.S.$1,000,000. During the year, the property was further written down to its estimated recoverable amount.

The Company did not incur any exploration expenses during the year and currently does not have an active exploration program for any of its mineral properties.

7. LOAN PAYABLE

Pursuant to a loan agreement dated April 2, 2002, the Company borrowed $500,000 from Boulder Ridge Ltd. The loan bears interest at 8% per annum and is due April 5, 2004. In addition, the lender is entitled to receive 250,000 common share purchase warrants (see Note 10). The loan was originally valued at $475,131 with the balance of the amount $24,869 being allocated to the warrants. The loan is secured by 1,000,000 common shares of Rally EnergyCorp. which have a cost of $100,000.

8. CONTINGENT LIABILITIES

During fiscal 2001, the grantor of the participation agreement as described in Note 5(a) commenced a claim seeking a declaration of the validity of the participation agreement as well as damages. The Company has filed a defence and counter-claim. The likely outcome of these proceedings cannot be determined at this time and, as such, no provision has been booked in the accounts.

9. CAPITAL STOCK

The capital stock is as follows:

Authorized	
Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share	
Unlimited Common shares Issued	
5,766,149 Common shares	$16,221,531
1,500,000 Preferred shares (see Note 5(c))	$ 1

Transactions during the year are as follows:

Common Shares:	Number of Shares	Amount $
Balance, July 31, 2001 and 2002	5,766,149	16,221,531

The preferred shares have been classified as a liability since this financial instrument has the features associated with a liability (see Note 5(c)). The Company plans to cancel the preferred shares in 2003.

10. WARRANTS TO BE ISSUED

The Company, pursuant to a loan agreement (see Note 7) is to issue 250,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company on or before April 5, 2004 at a price not to exceed $0.43. The transaction is subject to regulatory approval.

11. STOCK OPTIONS

The Board of Directors of the Company has adopted a stock option plan for the Company. Pursuant to the plan, the board of directors of the Company may allocate common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan should not exceed 10% of the issued and outstanding capital of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock-based compensation:
The Company does not record compensation cost on the grant of stock options to employees, as described in Note 2.

11. STOCK OPTIONS (Continued)

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2002, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

		July 31, 2002 $
Net loss	- As reported	833,706
	- Pro forma	953,456
Loss per share - basic	- As reported	(0.14)
	- Pro forma	(0.17)

The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model based on the following assumptions for 2002: risk-free interest rate of 3%, expected life of three years; and volatility of 83%. The estimated fair value of the options is expensed over the three-year life of the options.

Stock option activity for the years ended July 31, 2002 and 2001 is summarized as follows:

	Common Shares #	Weighted Average Exercise Price $
Balance, July 31, 2001	-	-
Granted	550,000	0.25
Balance, July 31, 2002	550,000	0.25

The following is a summary of common share purchase options outstanding as at July 31, 2002:

Average Common Shares #	Weighted Average Remaining Life (Years)	Exercise Price $
525,000	2.4	0.25
25,000	2.7	0.30
550,000	2.4	0.25

12. PROVISION FOR IMPAIRMENT OF PROMISSORY NOTE

During the year ended July 31, 2000, the Company advanced as interim financing $1,419,915 (U.S.$1,000,000) to NTI Resources Ltd. (NTI) secured by a demand promissory note bearing interest at 8% per annum. The Company was to acquire a 25% interest in an Oil and Gas well in Nigeria. The Company and NTI were not successful in achieving execution of a funding agreement satisfactory to both parties. Accordingly, the Company exercised its right to demand repayment of the promissory note. To date, the Company has been unsuccessful in recovering the $1,419,915 and fully provided for the impairment in carrying value in fiscal 2001.

The Company has obtained a judgment against NTI and its directors for the return of $1,419,915 (U.S.$1,000,000) plus interests and costs. In fiscal 2001, $75,000 was received from the sale of shares obtained from NTI, of which $25,000 had to be assigned to another (third party) creditor of NTI.

13. LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

14. RELATED PARTY TRANSACTION

During the year ended July 31, 2002, a total of $34,000 (2001 - $36,000) was paid to a director for investor relations services. These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties), which does not exceed the arms length equivalent value of these services.

15. INCOME TAXES

(a) Provision for income taxes

Major items causing the Company's income tax rate to differ from the federal statutory rate of 39.5% were as follows:

	2002 $	2001 $
Expected income tax (benefit) based on statutory rate	(329,314)	(1,473,359)
Increase (decrease) resulting from:		
Non-deductible expenses	262,835	1,444,440
Gain on sale of marketable securities	(20,505)	(18,552)
Share issue costs	(1,659)	(109,963)
Current year valuation allowance	88,643	157,434
	-	-

(b) Future tax balances

The tax effects of temporary differences that give rise to future income tax assets at July 31, 2002 and 2001 are as follows:

	2002 $	2001 $
Future income tax assets - long-term portion:		
Non-capital losses	1,367,000	1,315,000
Resource properties	1,826,000	1,826,000
	3,193,000	3,141,000
Valuation allowance	(3,193,000)	(3,141,000)
	-	-

The future benefit of these losses was not recognized in the accounts.

(c) Non-capital losses

As at July 31, 2002, non-capital losses of approximately $3,460,000 are available to reduce future years' taxable income as follows:

Year of Expiry	Amount $
2003	65,000
2004	732,000
2005	701,000
2006	435,000
2007	850,000
2008	452,000
2009	225,000
	3,460,000

16. FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable, GST recoverable, loan receivable, accounts payable and loan payable on the balance sheets approximate fair value because of the limited term of these instruments.

17. SUBSEQUENT EVENTS

(a) The Company has signed an agreement with Moonsier Oil & Gas (Trinidad). The Company will incure 100% of drilling and development costs to earn a 75% interest after payout in two wells to be drilled on the Palo Seco Bloc 4 lease in Trinidad. The Company will have the right to participate in any further wells on this property under the same terms by completing the initial two wells.

(b) The Company anticipates completing a non-brokered private placement of a maximum of 2,005,000 units for total proceeds of $701,750. Each unit will consist of one common share priced at $0.35 and one common share purchase warrant which will entitle the holder to purchase one common share at $0.50 for a period of two years from the date of closing of the private placement.

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

To the Shareholders of
AMERICAN MANOR ENTERPRISES INC.

We have audited the consolidated balance sheets of American Manor Enterprises Inc. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit, deferred exploration expenditures and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001and the results of its operation and cash flows for the years then ended in accordance with Canadian generally accepted accounting principals.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed "McGovern, Hurley, Cunningham, LLP"

Chartered Accountants

TORONTO, Canada
October 24, 2002

2005 Sheppard Avenue East, Suite 503, Toronto, Ontairo, Canada, M2J 5B4
Telephone: (416) 496-1234 - Fax: (416) 496-0125 - E-Mail: Info@mhc-ca.com - Website: ww.mhc-ca.com

BOARD OF DIRECTORS

William A. MacPherson, P.Eng. (1)

George Pothier

E. Neil Black (1)

Brian P. Bradbury, B.Comm, B.PR

Robert Shea, B.Comm.(1)

Michael Zander, P.Geol.

Audit Committee (1)

OFFICERS

William A. MacPherson, P.Eng.
President and Chief Executive Officer

E. Neil Black
Vice - President, Finance

M. Claire MacPherson
Corporate Secretary

INVESTOR RELATIONS

Brian P. Bradbury, B.Comm., B. PR.
Tel. 902-464-9346
Fax. 902-466-4353

LISTED

Canadian Venture Exchange
Symbol - AMN
12g Exemption No. 82-4158

HEAD OFFICE

1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

ENGINEERING OFFICE

17 Prince Street
Dartmouth, Nova Scotia
B2Y 2S7

SOLICITORS

Shea Nerland Calnan
1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

AUDITORS

McGovern, Hurley, Cunningham, LLP
2005 Sheppard Avenue East
Suite 503
North York, Ontario
M2J 5B4

SUBSIDIARIES

Cuca Corp.
Virginia Gold Inc.
AMC Minerals

AMERICAN MANOR ENTERPRISES INC.
ANNUAL MEETING OF SHAREHOLDERS
January 3, 2003

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the Management of American Manor Enterprises Inc. (the "Corporation") for use at the Annual Meeting of the holders of common shares (the "Common Shares") of the Corporation to be held at the offices of Shea Nerland Calnan, 1900 715-5th Avenue Southwest, Calgary, Alberta, on the 3RD day of January, 2003, at 10:00 a.m. (Mountain time), or at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of December 3, 2002, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting, together with a copy of the Corporation's Annual Report containing the financial statements of the Corporation for the fiscal year ended July 31, 2002, to be presented at the Meeting. Each holder of Common Shares (a "Shareholder") who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

APPOINTMENT AND REVOCATION OF PROXIES

Those Shareholders desiring to be represented by proxy must deposit their respective forms of proxy with the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4L3 by no later than 4:00 p.m. (Atlantic time) on the second last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

Each Shareholder submitting the proxy has the right to appoint a person to represent him or it at the Meeting other than the person designated in the form of proxy furnished by the Corporation. The Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with the Corporation at the place and within the time specified above for the deposit of proxies.

An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. **If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.** In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with the Corporation, at the place and within the time specified above for the deposit of proxies.

EXERCISE OF DISCRETION

The shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder. **The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof in accordance with their best judgement. At the time of printing this Information Circular, the Management of the Corporation knew of no such amendment, variation, or other matter.**

Unless otherwise specified therein, proxies in the accompanying form will be voted in favour of:

(a) **fixing the number of directors to be elected at the Meeting at 6;**

(b) **the election of the nominees, hereinafter set forth, as directors of the Corporation (provided that in the event that a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, proxies shall not be voted with respect to such vacancy);**

(c) **the appointment of McGovern, Hurley, Cunningham, LLP Chartered Accountants as auditor of the Corporation;**

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of the Management of the Corporation. The cost incurred in the preparation and mailing of both the form of proxy and this Information Circular will be borne by the Corporation. In addition to the use of mails, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at December 3, 2002, the Corporation had outstanding 5,925,914 Common Shares. Each Common Share confers upon the holder thereof the right to one vote. In addition the Corporation has outstanding 1,500,000 series 1 Preferred Shares with each Preferred Share carrying 2.5 votes per Share at a meeting of common shareholders. As such , there will be a maximum of 9,675,914 votes at the meeting.

The close of business on December 3, 2002, is the record date for the determination of holders of Common Shares and Preferred Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares or Preferred Shares , demand not later than 10 days before the Meeting that his name be included in the list of persons entitled to attend and vote at the Meeting.

To the knowledge of the directors or senior officers of the Corporation, as at December 3, 2002, there is not one person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares and Preferred Shares of the Corporation at such date other than Andreas Tjahjadi of Jakarta, Indonesia, who directly exercises control over 350,000 Common Shares and indirectly exercises control over 400,000 Common Shares (12% of the Common Shares and 7.7%of the votes at the Meeting) and William A. MacPherson who owns 269,594 common shares and exercises voting control over 1,500,000 series one Preferred Shares registered in the name of Fort Point Resources Ltd.(4.5% of the Common Shares, 100% of the Preferred Shares and 41%of the votes at the Meeting).

ELECTION OF DIRECTORS

At the Meeting, it is proposed that 6 directors be elected until the next annual general meeting of Shareholders or until their successors are elected or appointed. There are currently 6 directors of the Corporation. Pursuant to the *Canada Business Corporations Act*, the current directors of the Corporation cease to hold office at the close of the Meeting.

The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, the principal occupation or employment within the preceding five years, and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised, as of December 3,, 2002. The information contained herein is based upon information furnished by the nominees and by the Corporation. Directors elected at the Meeting will hold office until the next annual general meeting of Shareholders or until they otherwise resign or are removed.

Name, Office and Principal Occupation	Director Since	Number of Voting Securities Owned, Controlled or Directed as at December 3, 2002
W.A. MacPherson, P.Eng * President and Director Chief Executive Officer	December 12, 1990	269,594 Common Shares 1,500,000 Preferred Shares
George B. Pothier Director and Executive Vice-President	December 12, 1990	104,975
E. Neil Black * Director and Vice-President Finance Self-employed financial consultant (Aberdeen Financial Services Ltd.)	January 29, 1992	28,000
Robert Shea, B. Comm. * Director Self-employed, financial consultant	January 31, 1994	2,500
Brian Bradbury, B.Comm., B. PR Public Relations Consultant and Director	January 31, 2000	32,000
Michael Zander, P.Geologist President Manitou Resources Inc. and President Geras Petroleum Management Ltd.	February 12, 2002	-

* Members of the Audit Committee

At the Meeting it will be proposed that W. A. MacPherson, George Pothier, E. Neil Black, Robert Shea , Brian Bradbury and Michael Zander be elected to the board of directors of the Corporation.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variations:

BE IT RESOLVED THAT:
1. The number of directors to be elected at this meeting be fixed at 6.
2. W. A. MacPherson, George Pothier, E. Neil Black, Robert Shea , Brian Bradbury and Michael Zander be appointed as Directors of the Corporation to hold office until the close of the next annual meeting of Shareholders.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table is a summary of the compensation paid to William A. MacPherson, President and Chief Executive, Officer E. Neil Black, Vice President of Finance, George Pothier, Executive Vice President, during the Corporation's three most recently completed financial years. No executive officer of the Corporation received a combined base salary and bonus of more than $100,000 in the fiscal year of the Corporation ended July 31, 2002.

		Annual Compensation			Long Term Compensation	
					Awards	
Name and Principal Position	Year Ending July 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options (#)	All other compensation ($)
William A. MacPherson, President and Chief Executive Officer	2000	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil
E. Neil Black Vice President Finance	2000	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	NIl	Nil	Nil
George Pothier Vice President	2000	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil

Stock Options

The board of directors of the Corporation has adopted a stock option plan (the "Plan") for the Corporation. Pursuant to the Plan, the board of directors of the Corporation or a committee thereof, may allocate non-transferable options to purchase common shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries. These Options are nontransferable and may be outstanding for a period of up to five (5) years from the date of grant thereof subject to earlier termination in the event that the optionee ceases to be a director, officer or employee of the Corporation. Under the Plan, at the time of granting the options, the aggregate number of common shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of common shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the common shares may be listed or other regulatory body having jurisdiction. Options issued pursuant to the Plan will have an exercise price not less than that permitted by any stock exchange on which common shares of the Corporation are then listed or other regulatory body having jurisdiction.

The following table outlines the options granted during the most recently completed year ended July 31, 2002.

Date Granted	Number of Shares	Optionee	Exercise Price	Expiry Date
January 11, 2002	150,000	William A. MacPherson	$0.25	December 31, 2004
January 11, 2002	25,000	E. Neil Black	$0.25	December 31, 2004
January 11, 2002	25,000	George Pothier	$0.25	December 31, 2004
January 11, 2002	150,000	Brian Bradbury	$0.25	December 31, 2004
January 11, 2002	25,000	Robert Shea	$0.25	December 31, 2004
January 11, 2002	150,000	Ken MacLeod	$0.25	December 31, 2004
March 25, 2002	25,000	Michael Zander	$0.30	March 25, 2005

Directors

At the present time, there are 6 directors of the Corporation. The directors of the Corporation are entitled to receive a fee of $100.00 for each meeting of the board of directors of the Corporation that they attend. The directors are also entitled to reimbursement for out-of-pocket expenses for attendances at meetings of the board and committees of the board. During the financial year of the Corporation ended July 31,2002, the Corporation did not pay any fees to its directors.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Corporation, was a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them:

(a) is, or at any time since the beginning of the most recently completed financial year of the Corporation, has been, indebted to the Corporation or any of its subsidiaries.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Corporation's insiders, proposed nominees for election as directors of the Corporation, or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year which has not been previously disclosed:

APPOINTMENT OF AUDITOR

The auditor of the Corporation is McGovern, Hurley, Cunningham, LLP , North York, Ontario located at 2005 Sheppherd Avenue East, Suite 503, North York, Ontario, M2J 5B4.

It is proposed that the firm of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, of North York be appointed as the auditors of the Corporation to hold office until the close of the of the next annual meeting at such remuneration as may be determined by the Board of Directors of the Corporation. McGovern, Hurley, Cunningham, LLP have been the auditors of the Corporation since 1990.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation.

BE IT RESOLVED THAT:

1. The firm of McGovern, Hurley, Cunningham, LLP, Chartered Accountants of North York, Ontario be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders.
2. The board of directors is hereby authorized to fix the auditors remuneration as required to give effect to the aforementioned resolution.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgement of the person or persons voting the proxy.

BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

BY ORDER OF THE
BOARD OF DIRECTORS
OF THE CORPORATION

(signed)

William A. MacPherson
President, Chief Executive Officer and Director

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(signed)	(signed)
William A. MacPherson President, Chief Executive Officer and Director	E. Neil Black Vice-President, Finance and Director

December 3, 2002

AMERICAN MANOR ENTERPRISES INC.

PROXY

Solicited by Management for the Annual Meeting of Shareholders to be held on January 3, 2003

The undersigned shareholder of American Manor Enterprises Inc. (the "Corporation") hereby appoints William A. MacPherson, President and a Director of the Corporation, or failing him, Neil E. Black, Vice-President, Finance of the Corporation, or instead of either of the foregoing, ________________________________ as proxyholder, with power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation set forth below (the "Shares") for and on behalf of the undersigned at the Annual Meeting of Shareholders (the "Meeting") to be held on January 3, 2003 at 10:00 a.m.(Mountain time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. FOR ☐ or AGAINST ☐ fixing the number of directors to be elected at the Meeting at 6.
2. FOR ☐ or TO BE WITHHELD FROM VOTING FOR ☐ the elections of those persons named as proposed directors in the Information Circular of the Corporation (the "Information Circular") prepared in connection with the Meeting.
3. FOR ☐ or TO BE WITHHELD FROM VOTING FOR ☐ the appointment of the auditors of the Corporation as named in the Information Circular.

.4 On any amendments or variations to matters identified in the notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.

The Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1, 2, and 3 above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the appointed proxyholder.**

DATED this ___ day of __________, 200_.*

____
Signature of Shareholder**

____
Please Print Name

____
Number of Shares Held

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

** This proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE: A shareholder has the right to appoint a proxyholder other than the persons designated in this proxy as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose above or complete another proxy. Shareholders who are unable to attend the Meeting are requested to complete this proxy and return it to the Corporation at 17 PrinceStreet, Dartmouth, Nova Scotia, B2Y 4L3, Attention: Corporate Secretary. In order to be valid proxies must be received by the Corporation on or before the second last business day preceding the date of the Meeting or any adjournment thereof.

AMERICAN MANOR ENTERPRISES INC.
17 PRINCE STREET
DARTMOUTH, NOVA SCOTIA
B2Y 4L3
(902) 464-9346

December 3, 2002

SUPPLEMENTAL MAILING LIST FORM

National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to American Manor Enterprises Inc. (the "Company") from sending unaudited interim financial statements to shareholders. If you wish to receive the Company's unaudited interim financial statements, you must complete this form and forward it either with your proxy or separately, to us at the above noted address.

Please note both registered and non-registered shareholders should return this form. Registered shareholders will not automatically receive unaudited interim financial statements. Registered shareholders are those with shares registered in their name and non-registered shareholders have their shares registered in an agent, broker or bank's name.

Please put my name on your Supplemental mailing list to receive unaudited interim financial statements of American Manor Enterprises Inc.

____
(First Name, Surname)

____
(Number of Street, Apartment/Suite Number)

____
(City, Province, Postal Code)

Signed:

____
(Signature of Shareholder)

17 Prince Street, Dartmouth, Nova Scotia, Canada B2Y 4L3
Telephone (902) 464-9346 • Fax (902) 466-4353